UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Assaí Announces Intention to File a Form 15F to Deregister in the United States under the U.S. Securities Exchange Act of 1934

São Paulo, Brazil, January 12, 2026 – Sendas Distribuidora S.A. (B3: ASAI3) (“Assaí”) announces its intention to file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of its common shares and American Depositary Shares (“ADSs”) under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to terminate its reporting obligations under the Exchange Act. Upon filing Form 15F, Assaí’s reporting obligations under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

Assaí will maintain the listing of its common shares on the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão, its primary trading market, under the ticker “ASAI3,” and will continue to comply with Brazilian disclosure requirements. Periodic reports, annual and interim results, and communications will remain available on Assaí’s website (https://ri.assai.com.br), including in English.

In addition, Assaí’s ADSs, delisted from the New York Stock Exchange prior to market opening on January 10, 2025, will remain eligible for trading in the U.S. over-the-counter markets under the ticker “ASAIY.”

Assaí reserves the right, for any reason, to delay the Form 15F filing, to withdraw the filing prior to effectiveness, and to otherwise change its plans in respect of deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

Contact Information

For further information, please contact:

Assaí Investor Relations Department

Email: ri.assai@assai.com.br

Telephone: +55 11 3411 5042

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, each as amended. Statements other than historical facts, including our beliefs and expectations, are forward-looking. The words “maintain”, “plans” and “intends” and similar expressions, as they relate to Sendas, identify forward-looking statements. These statements reflect management’s current views and are subject to risks and uncertainties. They are based on many assumptions and factors, including economic, market, industry, and operating conditions. Changes in these assumptions or factors could cause actual results to differ materially from expectations. Undue reliance should not be placed on them. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2026

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Treasury Officer and Interim CFO

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.